February 27, 2007


John Hancock Investment Trust III
601 Congress Street
Boston, MA  02210

Re:   John Hancock Investment Trust III (the "Trust")
       John Hancock International Fund, John Hancock Mid Cap Growth Fund and John Hancock Greater China Opportunities Fund (the "Funds")
      File Nos. 33-4559 811-4630   (0000791271)
      -----------------------------------------


Ladies and Gentlemen:

In connection with the filing of Post Effective Amendment No. 53 under the Securities Act of 1933, as amended, and Amendment No. 54 under the Investment Company Act of 1940, as amended, for John Hancock Investment Trust III it is the opinion of the undersigned that the Trust's shares when sold will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Trust is an entity of the type generally known as a "Massachusetts business trust." The Trust has been duly organized and is validly existing under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies the shareholders of a Fund, with this indemnification to be paid solely out of the assets of that Fund. Therefore, the shareholder's risk is limited to circumstances in which the assets of a Fund are insufficient to meet the obligations asserted against that Fund's assets.


                                       Sincerely,


                                       /s/Alfred P. Ouellette
                                       ----------------------
                                       Alfred P. Ouellette
                                       AVP, Senior Counsel
                                       and Assistant Secretary